April 25, 2024

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	aShareX Fine Art, LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 3
Filed April 11, 2024
File No. 024-12351

To Whom It May Concern:

On behalf of aShareX Fine Art, LLC, I hereby request qualification of the above-referenced offering statement at 9:00 a.m., Eastern Time, on Tuesday, April 30, 2024, or as soon thereafter as possible.

Sincerely,

ASHAREX FINE ART, LLC

By:	/s/ Alan Snyder
Name:	Alan Snyder
Title:	Chairman, Chief Executive Officer and Director

cc:	Alison M. Pear